

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 21, 2006

Dr. Jose Luis Guerrero
The ICA Corporation
Mineria No. 145
Edificio Central
11800 Mexico City
Mexico

        RE: The ICA Corporation
                    Form 20-F
                    Filed July 17, 2006
                    File # 1-11080

Dear Dr. Guerrero:

       We have reviewed your filings and have the following comments. We have limited our review to only disclosures concerning your use of the proportionate gross consolidation method, your liability for severance payments and your statement of cash flows and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Note 28. Differences Between Accounting Principles Generally Accepted in Mexico and the United States of America, page F-47

(a) Proportionate gross consolidation method, page F-50

1. We note that, for the purposes of U.S. GAAP, you are applying the proportionate gross consolidation method to your investment in ICAFD. Since it appears that ICAFD is an incorporated legal entity, it is unclear to us how you have concluded that the proportionate gross consolidation presentation is permitted by EITF 00-1. In paragraph 4 of EITF 00-1, the Task Force reached a consensus that Opinion 18 applies to all corporate entities if the investor has significant influence over the investee and, therefore, that the requirement for a single-amount display in accounting for such investments in corporate entities must be followed. We note that the consensus reached regarding the appropriateness of proportionate gross financial statement presentation relates to investments in an unincorporated legal entity that is in the construction industry or extraction industry. In light of this consensus, please reassess the appropriateness of your accounting.

(b) Liability for severance payments, page F-52

2. We note that you have restated your 2004 and 2003 reconciliations to U.S. GAAP to recognize a liability for severance payments. Due to the significance of this restatement, it is unclear to us why you did not treat the recognition of this liability as a correction of an error and amend your Form 20-F for the fiscal year ended December 31, 2004. Please advise.

   Please note that if you conclude that your use of the proportionate gross consolidation method for your investment in ICAFD is not appropriate under U.S. GAAP, we would not object to your correcting both items in an amended Form 20-F for the fiscal year ended December 31, 2005. We remind you that if you file a Form 20-F/A you should appropriately address the following:

   - An explanatory paragraph in the reissued audit opinion;
   - Full compliance with ABP 20 or SFAS 154, as appropriate;
   - Fully update all affected portions of the document, including MD&A;
   - Updated evaluations on the effectiveness of your disclosure controls and procedures;
   - Updated certifications.

(3) Statement of cash flows, page F-57

3. Please clarify for us what your beginning balances in this reconciliation represent. It is unclear how your presentation of consolidated net income of Ps. 581,927 for 2005 relates to your consolidated statement of operations net income of Ps. 501,725.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief